  Exhibit 99.1
City of Buenos Aires, June 24, 2020

COMISIÓN NACIONAL DE VALORES
25 de mayo 175
City of Buenos Aires

MERCADO DE VALORES DE BUENOS AIRES S.A.
Sarmiento 299, 2nd floor
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A.
San Martín 344
City of Buenos Aires

Note: CPSA-GG-N-0182/20-AL
Subject: Material news. Purchase of Shares
CP Renovables S.A.

Dear Sir/Madam,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company” or “CPSA”) so as to inform the following:

1) Today, the Board of Directors of the Company decided to call a Special Shareholder’s Meeting to be held on July 31, 2020 at 11 a.m. at Av. Tomás A. Edison 2701, City of Buenos Aires.

2) Regarding CP Renovables S.A. (“CPR”), subsidiary company of CPSA, the Board of Directors of CPSA approved the purchase of 993,993,952 non-transferable registered common shares with a face value of $1 (one Argentine peso) each, holding 5 (five) votes each; which is equivalent to thirty percent (30%) of the share capital of CPR (the “Purchase of Shares”).

The Purchase of Shares was previously considered by the Supervisory Committee of the Company, which informed that its terms are reasonably suitable to the normal and common market conditions. Afterwards, the Board of Directors of the Company approved the Purchase of Shares.

With nothing further at present, I remain sincerely yours.

_____________________________________
Leonardo Marinaro
Head of Market Relations
Central Puerto S.A.